UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2016

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) is being filed by Adecoagro S.A. (“Adecoagro” or the “Company”) with the Securities and Exchange Commission (the “SEC”) and is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the SEC on December 6, 2013 (File No. 333-191325) and will be deemed to be a part thereof from the date on which this Form 6-K is filed with the SEC, to the extent not superseded by documents or reports subsequently filed or furnished. The Company is filing this report on Form 6-K for the purpose of filing a copy of the Company’s unaudited condensed consolidated financial statements as of and for the six month period ended June 30, 2016 (the “Consolidated Financial Statements”) as Exhibit 99.1. The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes

Name:	Carlos A. Boero Hughes

Title:	Chief Financial Officer and Chief Accounting Officer

Date: August 11, 2016

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of June 30, 2016 and for the six-month periods ended June 30, 2016 and 2015

Legal information

Denomination: Adecoagro S.A.

Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register (RCS Luxembourg): B153.681

Capital stock: 122,381,815 common shares (of which 800,034 are treasury shares)

F - 2

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of June 30, 2016 and December 31, 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		June 30,	December 31,
	Note	2016	2015
		(unaudited)	(revised – see Note 2)
ASSETS
Non-Current Assets
Property, plant and equipment	6	830,705	696,889
Investment property	7	4,158	4,796
Intangible assets	8	17,778	16,661
Biological assets	9	7,818	6,476
Deferred income tax assets	18	41,906	68,744
Trade and other receivables	11	21,749	21,795
Other assets .		726	651
Total Non-Current Assets		924,840	816,012
Current Assets
Biological assets	9	126,748	105,342
Inventories	12	144,516	85,286
Trade and other receivables	11	195,612	145,011
Derivative financial instruments	10	7,346	4,849
Cash and cash equivalents	13	167,587	198,894
Total Current Assets		641,809	539,382
TOTAL ASSETS		1,566,649	1,355,394
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	14	183,573	183,573
Share premium	14	941,222	937,674
Cumulative translation adjustment		(519,461)	(568,316)
Equity-settled compensation		15,071	16,631
Cash flow hedge		(71,940)	(137,911)
Treasury shares		(1,201)	(1,936)
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		32,508	48,795
Equity attributable to equity holders of the parent		621,346	520,084
Non-controlling interest		7,693	7,335
TOTAL SHAREHOLDERS EQUITY		629,039	527,419
LIABILITIES
Non-Current Liabilities
Trade and other payables	16	1,457	1,911
Borrowings	17	494,201	483,651
Deferred income tax liabilities	18	14,140	15,636
Payroll and social security liabilities	19	1,069	1,236
Derivatives financial instruments	10	-	119
Provisions for other liabilities		1,781	1,653
Total Non-Current Liabilities		512,648	504,206
Current Liabilities
Trade and other payables	16	65,843	53,731
Current income tax liabilities		2,645	962
Payroll and social security liabilities	19	26,027	22,153
Borrowings	17	296,856	239,688
Derivative financial instruments	10	31,938	6,575
Provisions for other liabilities		1,653	660
Total Current Liabilities		424,962	323,769
TOTAL LIABILITIES		937,610	827,975
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,566,649	1,355,394

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 3

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the six-month periods ended June 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Six-months ended June 30		Three-months ended June 30
	Note	2016	2015 (revised – see Note 2)	2016	2015 (revised – see Note 2)
		(unaudited)
Sales of manufactured products and services rendered	21	210,814	198,454	115,693	113,974
Cost of manufactured products sold and services rendered	22	(158,538)	(156,020)	(85,878)	(88,459)
Gross Profit from Manufacturing Activities		52,276	42,434	29,815	25,515
Sales of agricultural produce and biological assets	21	79,890	86,690	53,527	56,952
Cost of agricultural produce sold and direct agricultural selling expenses	22	(79,890)	(86,690)	(53,527)	(56,952)
Initial recognition and changes in fair value of biological assets and agricultural produce	9	83,494	18,333	57,661	16,636
Changes in net realizable value of agricultural produce after harvest		(369)	3,898	(3,028)	4,060
Gross Profit from Agricultural Activities		83,125	22,231	54,633	20,696
Margin on Manufacturing and Agricultural Activities Before Operating Expenses		135,401	64,665	84,448	46,211
General and administrative expenses	22	(21,610)	(23,485)	(11,306)	(11,467)
Selling expenses	22	(27,165)	(31,032)	(16,129)	(17,777)
Other operating income / (expense), net	24	(34,161)	15,607	(34,219)	(6,018)
Share of loss of joint ventures		-	(1,470)	-	(592)
Profit from Operations Before Financing and Taxation		52,465	24,285	22,794	10,357
Finance income	25	5,071	5,670	926	2,379
Finance costs	25	(67,918)	(44,604)	(39,205)	(16,821)
Financial results, net	25	(62,847)	(38,934)	(38,279)	(14,442)
Loss Before Income Tax		(10,382)	(14,649)	(15,485)	(4,085)
Income tax (expense)/ benefit	18	(4,616)	3,816	(2,265)	(1,174)
Loss for the Period		(14,998)	(10,833)	(17,750)	(5,259)
Attributable to:
Equity holders of the parent		(16,385)	(11,657)	(17,985)	(5,149)
Non-controlling interest		1,387	824	235	(110)

Income per share Attributable to the equity holders of the parent during the period:
Basic		(0,135)	(0.097)	(0,148)	(0.043)
Diluted		(0,135)	(0.097)	(0,148)	(0.043)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 4

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the six-month periods ended June 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Six-months ended June 30		Three-months ended June 30
	2016	2015 (revised – see Note 2)	2016	2015 (revised – see Note 2)
	(unaudited)

Loss for the Period	(14,998)	(10,833)	(17,750)	(5,259)
Other comprehensive income:
Exchange differences on translating foreign operations	47,826	(71,467)	33,270	5,771
Cash flow hedge	65,971	(29,460)	40,117	12,432
Other comprehensive income / (loss) for the period	113,797	(100,927)	73,387	18,203
Total comprehensive income / (loss) for the period	98,799	(111,760)	55,637	12,944

Attributable to:
Equity holders of the parent	98,441	(112,036)	55,584	13,354
Non-controlling interest	358	276	53	(410)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 5

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge (*)	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2015	183,573	933,044	(395,804)	16,735	(43,064)	(2,840)	25,508	45,644	762,796	7,589	770,385
Changes in Accounting Standard (see Note 2)	-	-	(1,756)	-	-	-	-	8,598	6,842	-	6,842
Revised total equity at the beginning of the financial year	183,573	933,044	(397,560)	16,735	(43,064)	(2,840)	25,508	54,242	769,638	7,589	777,227
Loss for the period	-	-	-	-	-	-	-	(11,657)	(11,657)	824	(10,833)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-	-	(70,919)	-	-	-	-	-	(70,919)	(548)	(71,467)
Cash flow hedge (*)	-	-	-	-	(29,460)	-	-	-	(29,460)	-	(29,460)
Other comprehensive income for the period	-	-	(70,919)	-	(29,460)	-	-	-	(100,379)	(548)	(100,927)
Total comprehensive income for the period	-	-	(70,919)	-	(29,460)	-	-	(11,657)	(112,036)	276	(111,760)

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	1,378	-	(468)	-	249	-	-	1,159	-	1,159
- Forfeited	-	-	-	(104)	-	-	-	104	-	-	-
Restricted shares (Note 15):
- Value of employee services	-	-	-	1,985	-	-	-	-	1,985	-	1,985
- Vested	-	3,103	-	(3,751)	-	648	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2015 (revised and unaudited)	183,573	937,525	(468,479)	14,397	(72,524)	(1,943)	25,508	42,689	660,746	7,865	668,611

(*) Net of 15,296 of Income Tax

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 6

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the six-month periods ended June 30, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 14)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Treasury shares	Reserve from the sale of non- controlling interests in subsidiaries	Retained Earnings	Subtotal	Non- Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2016	183,573	937,674	(567,133)	16,631	(137,911)	(1,936)	41,574	62,923	535,395	7,335	542,730
Changes in Accounting Standard (see Note 2)	-	-	(1,183)	-	-	-	-	(14,128)	(15,311)	-	(15,311)
Revised total equity at the beginning of the financial year	183,573	937,674	(568,316)	16,631	(137,911)	(1,936)	41,574	48,795	520,084	7,335	527,419
Loss for the period	-	-	-	-	-	-	-	(16,385)	(16,385)	1,387	(14,998)
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	-		48,855	-	-	-	-	-	48,855	(1,029)	47,826
Cash flow hedge (*)	-		-	-	65,971	-	-	-	65,971	-	65,971
Other comprehensive income for the period	-		48,855	-	65,971	-	-	-	114,826	(1,029)	113,797
Total comprehensive income for the period	-		48,855	-	65,971	-	-	(16,385)	98,441	358	98,799

Employee share options (Note 15)
- Value of employee services	-	-	-	-	-	-	-	-	-	-	-
- Exercised	-	323	-	(102)	-	55	-	-	276	-	276
- Forfeited	-	-	-	(98)	-	-	-	98	-	-	-
Restricted shares (Note 15):											-
- Value of employee services	-	-	-	2,545	-	-	-	-	2,545	-	2,545
- Vested	-	3,225	-	(3,905)	-	680	-	-	-	-	-
- Forfeited	-	-	-	-	-	-	-	-	-	-	-
Balance at June 30, 2016 (unaudited)	183,573	941,222	(519,461)	15,071	(71,940)	(1,201)	41,574	32,508	621,346	7,693	629,039

(*) Net of 34,145 of Income Tax.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 7

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2016 and 2015

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2016	June 30, 2015 (revised)
		(unaudited)
Cash flows from operating activities:

Loss for the period		(14,998)	(10,833)
Adjustments for:
Income tax expense/(benefit)	18	4,616	(3,816)
Depreciation	22	41,592	43,232
Amortization	22	313	295
Gain from of disposal of other property items	24	(181)	(880)
Equity settled share-based compensation granted	23	2,545	1,985
(Gain)/loss from derivative financial instruments and forwards	24, 25	41,121	(15,306)
Interest and other expense, net	25	18,940	20,640
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(49,592)	(897)
Changes in net realizable value of agricultural produce after harvest (unrealized)		1,542	(1,080)
Provision and allowances		48	860
Share of loss from joint venture		-	1,470
Foreign exchange gains, net	26	12,276	9,653
Cash flow hedge – transfer from equity	26	23,594	7,754
Subtotal		81,816	53,077
Changes in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		(43,937)	7,426
Increase in inventories		(37,455)	(54,169)
Decrease in biological assets		15,538	38,131
Increase/(decrease) in other assets		(60)	12
Increase /(decrease) in derivative financial instruments		(19,623)	25,805
Increase/(decrease) in trade and other payables		11,511	(26,962)
Increase in payroll and social security liabilities		1,243	1,964
Increase/(decrease) in provisions for other liabilities		1,640	(241)
Net cash generated in operating activities before interest and taxes paid		10,673	45,043
Income tax paid		(911)	(152)
Net cash generated from operating activities		9,762	44,891

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 8

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the six-month periods ended June 30, 2016 and 2015 (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	June 30, 2016	June 30, 2015 (revised)
		(unaudited)

Cash flows from investing activities:

Purchases of property, plant and equipment		(60,034)	(93,151)
Purchases of intangible assets	8	(804)	(811)
Interest received	26	4,621	4,906
Proceeds from sale of property, plant and equipment		754	424
Loans to joint venture		-	(7,912)
Net cash used in investing activities		(55,463)	(96,544)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercised		276	1,177
Proceeds from long-term borrowings		42,701	166,874
Payments of long-term borrowings		(69,514)	(48,928)
Proceeds from short-term borrowings		147,496	37,378
Payment of short-term borrowings		(94,929)	(19,689)
Payment of derivatives financial instruments		(1,213)	-
Interest paid		(20,504)	(20,256)
Net cash generated from financing activities		4,313	116,556
Net increase/decrease in cash and cash equivalents		(41,388)	64,903
Cash and cash equivalents at beginning of period		198,894	113,795
Effect of exchange rate changes on cash and cash equivalents		10,081	(15,232)
Cash and cash equivalents at end of period		167,587	163,466

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 9

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 5 to these condensed consolidated “interim financial statements”.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These interim financial statements have been approved for issue by the Board of Directors on August 9, 2016.

2.	Basis of preparation and presentation

The information presented in the accompanying interim financial statements as of June 30, 2016 and for the six-month periods ended June 30, 2016 and 2015 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of June 30, 2016, results of operations and cash flows for the six-month periods ended June 30, 2016 and 2015. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’ and they should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRSs.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015, except for the changes in accounting policies explained below.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements.

Changes in accounting policies

As explained in note 2 below, the group has adopted the amendments made to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture in relation to bearer plants this year. These amendments have resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 10

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

(a) Bearer plants

In June 2014, the IASB made amendments to IAS 16 Property, Plant and Equipment and IAS 41 Agriculture which distinguish bearer plants from other biological assets. Bearer plants are solely used to grow produce over their productive lives and are seen to be similar to an item of machinery. They will therefore now be accounted for under IAS 16. However, agricultural produce growing on bearer plants will remain within the scope of IAS 41 and continue to be measured at fair value less cost to sell.

The Group’s sugarcane qualify as bearer plants under the new definition in IAS 41. As required under IAS 8, the change in accounting policy has been applied retrospectively. As a consequence, the sugarcane planting and coffee plantations were reclassified to property, plant and equipment and measured at amortized cost, effective January 1, 2016 and comparative figures have been retrospectively revised accordingly. Sugarcane planting are depreciated on straight-line basis over their useful life which was reassessed from 5 to 6 years as from January 1, 2016.

As permitted under the transitional rules, the fair value of the sugarcane as of January 1, 2014 was deemed to be their cost going forward. The difference between the fair value and the previous carrying amount of was recognized in retained earnings on transition.

However, agricultural produce growing on sugarcane and coffee plantations will remain under the line biological asset and continue to be measured at fair value less cost to sell.

(b) Impact on financial statements

As a result of the changes in the entity’s accounting policies, prior year financial statements had to be revised. The following tables show the adjustments recognized for each individual line item. Line items that were not affected by the change have not been included. As a result, the sub-totals and totals disclosed cannot be recalculated from the numbers provided. As permitted under the transitional rules, the impact on the current period is not disclosed.

Statements of Income (extracts)

	June 30, 2015 (Previously stated)	Increase/ (Decrease)	June 30, 2015 (Revised)
Cost of manufactured products sold and services rendered	(132,348)	(23,672)	(156,020)
Initial recognition and changes in fair value of biological assets and agricultural produce	33,948	(15,615)	18,333
Profit / (Loss) before income tax	24,638	(39,287)	(14,649)
Income tax (expense) / benefit	(9,542)	13,358	3,816
Profit / (Loss) for the period	15,096	(25,929)	(10,833)
Attributable to:
Equity holders of the parent	14,272	(25,929)	(11,657)
Non-controlling interests	824	-	824
	15,096	(25,929)	(10,833)
Basic earnings per share	0,118	(0,215)	(0,097)
Diluted earnings per share	0,117	(0,214)	(0,097)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 11

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation and presentation (continued)

Statement of Financial Position (extracts)

	31 December 2015 (Prev. stated)	Increase/ (Decrease)	31 December 2015 (Revised)
Property, plant and equipment	540,218	156,671	696,889
Biological assets	299,270	(187,452)	111,818
Inventories	77,703	7,583	85,286
Deferred tax assets	60,857	7,887	68,744
Total assets	978,048	(15,311)	962,737

Retained earnings	62,923	(14,128)	48,795
Cumulative Translation Adjustment	(567,133)	(1,183)	(568,316)
Total equity	(504,210)	(15,311)	(519,521)

During the six months ended June 30, 2016, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Dairy business segments, tend to be more stable. However, the sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugar and ethanol inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2015 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the six month period ended June 30, 2016. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 12

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at June 30, 2016. All amounts are shown in US dollars.

	June 30, 2016
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(9,734)	-	-	-	(9,734)
Brazilian Reais	-	(190,574)	-	-	(190,574)
US Dollar	(79,595)	(439,911)	14,388	93,544	(411,574)
Uruguayan Peso	-	-	(292)	-	(292)
Total	(89,329)	(630,485)	14,096	93,544	(612,174)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended June 30, 2016 would have decreased the Group’s Loss Before Income Tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement. A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	June 30, 2016
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
US Dollar	(7,960)	(43,991)	1,439	-	(50,512)
(Decrease) or increase in Profit Before Income Tax	(7,960)	(43,991)	1,439	-	(50,512)

Hedge Accounting - Cash Flow Hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2016 and 2020.

For the period ended June 30, 2016, a total amount before income tax of US$ 76,522 gain was recognized in other comprehensive income and an amount of US$ 23,594 loss was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 13

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at June 30, 2016 (all amounts are shown in US dollars):

	June 30, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Fixed rate:
Argentine Peso	7,188	-	-	7,188
Brazilian Reais	-	168,510	-	168,510
US Dollar	89,011	17,022	18,001	124,034
Subtotal Fixed-rate borrowings	96,199	185,532	18,001	299,732
Variable rate:
Brazilian Reais	-	54,271	-	54,271
US Dollar	6,587	430,361	-	436,948
Subtotal Variable-rate borrowings	6,587	484,632	-	491,219
Total borrowings as per analysis	102,786	670,164	18,001	790,951
Finance leases	106	-	-	106
Total borrowings at June 30, 2016	102,892	670,164	18,001	791,057

At June 30, 2016, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would increase as follows:

	June 30, 2016
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
Variable rate:
Brazilian Reais	-	(543)	-	(543)
US Dollar	(66)	(4,304)	-	(4,370)
Decrease in Profit Before Income Tax	(66)	(4,847)	-	(4,913)

•	Credit risk

As of June 30, 2016, 4 banks accounted for more than 92% of the total cash deposited (Rabobank, HSBC, Banco do Brasil and ING).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 14

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of June 30, 2016:

▪	Futures / Options

	June 30, 2016
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	Profit / (Loss) (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	233	36,529	1,947	1,816
Soybean	163	52,750	(12,441)	(12,441)
Sugar	86,413	33,801	(3,530)	(685)
Ethanol	1,500	674	33	37
OTC:
Sugar	10,160	(2,307)	(2,208)	100
Options:
Buy put
Corn	23	419	521	101
Sugar	25,121	3,854	2,380	(603)
Sell call
Soybean	11	(180)	(548)	(368)
Sugar	61,366	2,450	(5,150)	(2,223)
Sell put
Sugar	5,486	386	(331)	(149)
Buy call
Soybean	(29)	1,135	1,603	468
Total	190,447	129,511	(17,724)	(13,947)

(*) Included in line "Gain from commodity derivative financial instruments" Note 25.

(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 15

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

▪	Other derivative financial instruments

As of June 30, 2016, the Group has floating-to-fixed interest rate swap, foreign currency fixed-to-floating interest rate swap and foreign currency floating-to fixed interest rate swap agreements, which were also outstanding as of December 31, 2015.

During the period ended on June 2015, the Group entered into several currency forward contracts with Uruguayan banks in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 8.2 million. The currency forward contracts had maturity dates ranging between September 2015 and December 2015. The outstanding contracts resulted in the recognition of a gain amounting to US$ 0.1 million in 2015.

During the period ended June 30, 2016, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 42.5 million. No contract of this kind was entered in 2015. Those contracts entered in 2016 have maturity dates ranging between March 2016 and April 2017. The outstanding contracts resulted in the recognition of a loss of US$ 7 million in 2016.

During the period ended on June 2016, the Group entered into several currency forward contracts with Argentinian banks in order to hedge the fluctuation of the Argentinian peso against US Dollar for a total notional amount of US$ 33.2 million. The currency forward contracts maturity date is February 2016 and June 2016. The outstanding contracts resulted in the recognition of a loss amounting to US$ 0.5 million in 2016.

During the period ended on June 2016, the Group entered into several currency forward contracts in order to hedge the fluctuation of the US Dollar against Euro for a total notional amount of US$ 15.7 million. The currency forward contracts maturity date is September 2016 and December 2016. The outstanding contracts resulted in the recognition of US$ 0.1 million in 2016.

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

4.	Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2015 described in Note 4 except the change mentioned in Note 2.

5.	Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 16

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

•	The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪	The Group’s ‘Crops’ Segment consists of planting, harvesting and sale of grains, oilseeds and fibers (including wheat, corn, soybeans, cotton and sunflowers, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties crops. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪	The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing of rice;

▪	The Group’s ‘Dairy’ Segment consists of the production and sale of raw milk;

▪	The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be of continuing significance as from January 1, 2014, namely, Coffee and Cattle.

•	The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•	The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the interim financial statements.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture CHS S.A. is allocated to the ‘Crops’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 17

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2016 (unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	602	44,649	541	545	46,337	164,477	-	-	210,814
Cost of manufactured products sold and services rendered	(514)	(39,766)	(507)	(96)	(40,883)	(117,655)	-	-	(158,538)
Gross Profit from Manufacturing Activities	88	4,883	34	449	5,454	46,822	-	-	52,276
Sales of agricultural produce and biological assets	67,495	907	11,488	-	79,890	-	-	-	79,890
Cost of agricultural produce sold and direct agricultural selling expenses	(67,495)	(907)	(11,488)	-	(79,890)	-	-	-	(79,890)
Initial recognition and changes in fair value of biological assets and agricultural produce	45,657	9,458	1,625	90	56,830	26,664	-	-	83,494
Changes in net realizable value of agricultural produce after harvest	(369)	-	-	-	(369)	-			(369)
Gross Profit from Agricultural Activities	45,288	9,458	1,625	90	56,461	26,664	-	-	83,125
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	45,376	14,341	1,659	539	61,915	73,486	-	-	135,401
General and administrative expenses	(1,315)	(1,433)	(505)	(141)	(3,394)	(8,541)	-	(9,675)	(21,610)
Selling expenses	(2,440)	(5,260)	(341)	(19)	(8,060)	(19,080)	-	(25)	(27,165)
Other operating (loss)/income, net	(21,941)	193	116	1	(21,631)	(12,593)	-	63	(34,161)
Share of loss of joint ventures	-	-	-	-	-	-	-	-	-
Profit / (loss) from Operations Before Financing and Taxation	19,680	7,841	929	380	28,830	33,272	-	(9,637)	52,465
Depreciation and amortization	(676)	(1,173)	(490)	(110)	(2,449)	(39,456)	-	-	(41,905)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	24,534	6,752	-	-	31,286	18,306	-	-	49,592
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,123	2,706	1,625	90	25,544	8,358	-	-	33,902
Changes in net realizable value of agricultural produce after harvest (unrealized)	(1,542)	-	-	-	(1,542)	-	-	-	(1,542)
Changes in net realizable value of agricultural produce after harvest (realized)	1,173	-	-	-	1,173	-	-	-	1,173
Farmlands and farmland improvements, net	68,673	13,977	214	10,026	92,890	27,214	-	-	120,104
Machinery, equipment and other fixed assets, net	3,711	13,312	7,743	552	25,318	456,362	-	-	481,680
Bearer plants, net	-	-	-	1,887	1,887	208,024	-	-	209,911
Work in progress	1,344	2,278	929	-	4,551	14,459	-	-	19,010
Investment property	-	-	-	4,158	4,158	-	-	-	4,158
Goodwill	3,995	1,836	-	1,221	7,052	6,803	-	-	13,855
Biological assets	18,498	4,730	6,833	1,796	31,857	102,709	-	-	134,566
Inventories	51,935	32,575	2,706	-	87,216	57,300	-	-	144,516
Total segment assets	148,156	68,708	18,425	19,640	254,929	872,871	-	-	1,127,800
Borrowings	73,348	46,108	2,903	2,377	124,736	666,321	-	-	791,057
Total segment liabilities	73,348	46,108	2,903	2,377	124,736	666,321	-	-	791,057

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 18

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the six-month period ended June 30, 2015 (revised and unaudited)

	Farming					Sugar,
	Crops	Rice	Dairy	All Other Segments	Farming subtotal	Ethanol and Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	431	48,679	754	662	50,526	147,928	-	-	198,454
Cost of manufactured products sold and services rendered	(262)	(40,193)	(884)	(331)	(41,670)	(114,350)	-	-	(156,020)
Gross Profit from Manufacturing Activities	169	8,486	(130)	331	8,856	33,578	-	-	42,434
Sales of agricultural produce and biological assets	70,477	48	16,165	-	86,690	-	-	-	86,690
Cost of agricultural produce sold and direct agricultural selling expenses	(70,477)	(48)	(16,165)	-	(86,690)	-	-	-	(86,690)
Initial recognition and changes in fair value of biological assets and agricultural produce	15,473	3,755	4,178	(2)	23,404	(5,071)	-	-	18,333
Changes in net realizable value of agricultural produce after harvest	3,898	-	-	-	3,898	-	-	-	3,898
Gross Profit / (loss) from Agricultural Activities	19,371	3,755	4,178	(2)	27,302	(5,071)	-	-	22,231
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	19,540	12,241	4,048	329	36,158	28,507	-	-	64,665
General and administrative expenses	(1,792)	(1,618)	(747)	(41)	(4,198)	(10,152)	-	(9,135)	(23,485)
Selling expenses	(2,751)	(6,763)	(346)	(13)	(9,873)	(20,633)	-	(526)	(31,032)
Other operating (loss)/income, net	1,480	601	(306)	1	1,776	13,609	-	222	15,607
Share of loss of joint ventures	(1,470)	-	-	-	(1,470)	-	-	-	(1,470)
Profit / (loss) from Operations Before Financing and Taxation	15,007	4,461	2,649	276	22,393	11,331	-	(9,439)	24,285

Depreciation and amortization	(976)	(1,561)	(755)	(151)	(3,443)	(40,084)	-	-	(43,527)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	7,492	2,726	-	120	10,338	(9,441)	-	-	897
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	7,981	1,029	4,178	(122)	13,066	4,370	-	-	17,436
Changes in net realizable value of agricultural produce after harvest (unrealized)	1,080	-	-	-	1,080	-	-	-	1,080
Changes in net realizable value of agricultural produce after harvest (realized)	2,818	-	-	-	2,818	-	-	-	2,818
As of December 31,2015:
Farmlands and farmland improvements, net	75,702	16,053	289	5,265	97,309	22,359	-	-	119,668
Machinery, equipment and other fixed assets, net	3,853	14,367	9,422	611	28,253	369,184	-	-	397,437
Bearer plants, net	-	-	-	1,552	1,552	155,119	-	-	156,671
Work in progress	935	5,604	495	-	7,034	16,079	-	-	23,113
Investment property	-	-	-	4,796	4,796	-	-	-	4,796
Goodwill	4,609	2,117	-	1,192	7,918	5,592	-	-	13,510
Biological assets	22,536	23,131	6,786	288	52,741	59,077	-	-	111,818
Inventories	27,770	13,584	1,741	-	43,095	42,191	-	-	85,286
Total segment assets	135,405	74,856	18,733	13,704	242,698	669,601	-	-	912,299
Borrowings	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339
Total segment liabilities	54,321	24,932	5,318	1,273	85,844	637,495	-	-	723,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 19

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the six-month periods ended June 30, 2016 and 2015 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Six-month period ended June 30, 2015 (revised)
Opening net book amount.	174,420	5,401	194,771	277,586	214,677	4,551	120,176	991,582
Exchange differences	(14,938)	(316)	(26,558)	(41,403)	(30,324)	(572)	(16,401)	(130,512)
Additions	-	-	8,025	32,064	23,252	1,594	30,854	95,789

Transfers	-	83	33,155	58,578	-	327	(92,143)	-
Disposals	-	-	(173)	(269)	-	(35)	-	(477)
Reclassification to non-income tax credits (*)	-	-	(393)	(701)	-	-	(4,186)	(5,280)
Depreciation (Note 22)	-	(662)	(7,018)	(21,195)	(13,558)	(799)	-	(43,232)
Closing net book amount	159,482	4,506	201,809	304,660	194,047	5,066	38,300	907,870
At June 30, 2015 (revised and unaudited)
Cost	159,482	13,622	299,050	589,669	207,605	14,057	38,300	1,321,785
Accumulated depreciation	-	(9,116)	(97,241)	(285,009)	(13,558)	(8,991)	-	(413,915)
Net book amount	159,482	4,506	201,809	304,660	194,047	5,066	38,300	907,870
Six-month period ended June 30, 2016
Opening net book amount	114,527	5,141	167,468	226,049	156,671	3,920	23,113	696,889
Exchange differences	(2,149)	(670)	30,126	50,795	36,332	88	(154)	114,368
Additions	-	-	4,771	20,960	27,872	886	8,200	62,689
Transfers	-	3,866	2,287	5,957	-		(12,110)	-
Disposals	-	-		(961)	-	(24)	-	(985)
Reclassification to non-income tax credits (*)	-	-	(655)	(110)	-	-	(39)	(804)
Transfers to Investment property (Note 7)	-	-	-	140	-	-	-	140
Depreciation (Note 22)		(611)	(4,427)	(24,974)	(10,964)	(616)	-	(41,592)
Closing net book amount	112,378	7,726	199,570	277,856	209,911	4,254	19,010	830,705
At June 30, 2016 (unaudited)
Cost	112,378	18,085	304,002	624,818	399,881	14,494	19,010	1,492,668
Accumulated depreciation	-	(10,359)	(104,432)	(346,962)	(189,970)	(10,240)	-	(661,963)
Net book amount	112,378	7,726	199,570	277,856	209,911	4,254	19,010	830,705

(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of June 30, 2016, ICMS tax credits were reclassified to trade and other receivables.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 20

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

An amount of US$ 39,392 and US$ 40,296 of depreciation are included in “Cost of manufactured products sold and services rendered” for the six-month periods ended June 30, 2016 and 2015, respectively. An amount US$ 1,888 and US$ 2,569 of depreciation are included in “General and administrative expenses” for the six-month periods ended June 30, 2016 and 2015, respectively. An amount of US$ 312 and US$ 395 of depreciation are included in “Selling expenses” for the six-month periods ended June 30, 2016 and 2015, respectively.

As of June 30, 2016, borrowing costs of US$ 1,538 (June 30, 2015: US$ 2,728) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 502,230 as of June 30, 2016.

As of June 30, 2016 included within property, plant and equipment balances are US$ 293 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the six-month periods ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015
	(unaudited)
Beginning of the period	4,796	6,675
Exchange differences	(638)	(394)
End of the period	4,158	6,281

Cost	4,158	6,281
Accumulated depreciation	-	-
Net book amount	4,158	6,281

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	June 30, 2016	June 30, 2015
	(unaudited)
Rental income	545	662

As of June 30, 2016, the fair value of investment property was US$ 55 million (2015: US$ 48 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 21

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the six-month periods ended June 30, 2016 and 2015 were as follows:

	Goodwill	Trademarks	Software	Others	Total
Six-month period ended June 30, 2015
Opening net book amount	20,172	959	2,634	13	23,778
Exchange differences	(1,926)	(5)	(328)	(2)	(2,261)
Additions	-	-	811	-	811
Amortization charge (i) (Note 22)	-	-	(292)	(3)	(295)
Closing net book amount	18,246	954	2,825	8	22,033
At June 30,2015 (unaudited)
Cost	18,246	2,493	4,393	140	25,272
Accumulated amortization	-	(1,539)	(1,568)	(132)	(3,239)
Net book amount	18,246	954	2,825	8	22,033

Six-month period ended June 30, 2016
Opening net book amount	13,510	930	2,200	21	16,661
Exchange differences	345	(6)	284	3	626
Additions	-	-	785	19	804
Amortization charge (ii) (Note 22)	-	-	(292)	(21)	(313)
Closing net book amount	13,855	924	2,977	22	17,778
At June 30, 2016 (unaudited)
Cost	13,855	2,463	5,113	189	21,620
Accumulated amortization	-	(1,539)	(2,136)	(167)	(3,842)
Net book amount	13,855	924	2,977	22	17,778

(i)   For the six-month period ended June 30, 2015 an amount of US$ 568 and US$ 17 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

(ii)  For the six-month period ended June 30, 2016 an amount of US$ 292 and US$ 21 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 22

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the six-month periods ended June 30, 2016 and 2015 were as follows:

	June 30, 2016	June 30, 2015 (revised)
	(unaudited)
Beginning of the period	111,818	124,735
Increase due to purchases	1,132	4
Initial recognition and changes in fair value of biological assets	83,494	18,333
Decrease due to harvest	(153,720)	(146,150)
Decrease due to disposals	(1,305)	(1,624)
Decrease due to sales of agricultural produce	(10,183)	(14,541)
Costs incurred during the period	93,045	105,781
Exchange differences	10,285	(9,533)
End of the period	134,566	77,005

Biological assets as of June 30, 2016 and December 31, 2015 were as follows:

	June 30, 2016	December 31, 2015
	(unaudited)	(revised)
Non-current
Cattle for dairy production	6,833	6,459
Other cattle	985	17
	7,818	6,476
Current
Other cattle	811	598
Sown land – crops	18,498	22,536
Sown land – rice	4,730	23,131
Sown land – sugarcane	102,709	59,077
	126,748	105,342
Total biological assets	134,566	111,818

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 23

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments

As of June 30, 2016, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of June 30, 2016 and their allocation to the fair value hierarchy:

	2016
	Level 1	Level 2	Total
Assets
Derivative financial instruments	6,755	591	7,346
Total assets	6,755	591	7,346
Liabilities
Derivative financial instruments	(22,484)	(9,454)	(31,938)
Total liabilities	(22,484)	(9,454)	(31,938)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 24

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Financial instruments (continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	(13,991)

Futures-Foreign exchange contracts		-	-	1	(213)

Futures-Foreign exchange contracts		-	-	2	122

Options	Quoted price	-	-	1	(1,525)

Options/OTC	Quoted price	-	Black & Scholes	2	(2,208)

Interest-rate swaps	Theoretical price	Swap curve; Money market interest-rate curve	Present value method	2	469
NDF	Quoted price	-	-	2	(7,246)
					(24,592)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 25

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net

	June 30, 2016	December 31, 2015
	(unaudited)
Non current
Trade receivables	1,426	1,764
Trade receivables – net	1,426	1,764
Advances to suppliers	8,278	8,476
Income tax credits	6,066	6,428
Non-income tax credits (i)	1,611	1,914
Judicial deposits	2,617	2,105
Other receivables	1,751	1,108
Non current portion	21,749	21,795
Current
Trade receivables	56,511	55,846
Receivables from related parties (Note 27)	8,975	8,204
Less: Allowance for trade receivables	(473)	(481)
Trade receivables – net	65,013	63,569
Prepaid expenses	5,873	3,914
Advance to Suppliers	30,975	12,182
Income tax credits	19,292	5,438
Non-income tax credits (i)	45,327	42,914
Cash collateral	14,519	3,037
Receivables from related parties (Note 27)	1,114	300
Receivable from disposal of subsidiary	-	2,997
Other receivables	13,499	10,660
Subtotal	130,599	81,442
Current portion	195,612	145,011
Total trade and other receivables, net	217,361	166,806

(i) Includes US$ 804 for the six month period ended June 30, 2016 reclassified from property, plant and equipment (for the year ended December 31, 2015: US$ 941).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 26

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Trade and other receivables, net (continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	June 30, 2016	December 31, 2015
	(unaudited)
Currency
US Dollar	65,658	30,191
Argentine Peso	46,986	36,210
Uruguayan Peso	674	566
Brazilian Reais	104,043	99,839
	217,361	166,806

As of June 30, 2016 trade receivables of US$ 28,019 (December 31, 2015: US$ 7,542) were past due but not impaired. The ageing analysis of these receivables indicates that 1,458 and 549 are over 6 months in June 30, 2016 and December 31, 2015, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

12.	Inventories

	June 30, 2016	December 31, 2015
	(unaudited)	(revised)
Raw materials	29,605	31,833
Finished goods	105,117	49,457
Stocks held by third parties	9,472	3,717
Others	322	279
	144,516	85,286

The cost of inventories recognized as expense are included in ‘Cost of manufactured products sold and services rendered’ amounted to US$ 158,538 for the six-month period ended June 30, 2016. The cost of inventories recognized as expense and included in ‘Cost of agricultural produce sold and direct agricultural selling expenses’ amounted to US$ 79,890 for the six-month period ended June 30, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 27

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Cash and cash equivalents

	June 30, 2016	December 31, 2015
	(unaudited)
Cash at bank and on hand	138,852	185,864
Short-term bank deposits	28,735	13,030
	167,587	198,894

14.	Shareholder´s Contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2015	122,382	1,116,617
Employee share options exercised (Note 15)	-	1,378
Restricted share vested	-	3,103
At June 30,2015	122,382	1,121,098

At January 1, 2016	122,382	1,121,247
Employee share options exercised (Note 15)	-	323
Restricted share vested	-	3,225
At June 30, 2016	122,382	1,124,795

15.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to senior and medium management and key employees of the Group’s subsidiaries.

(a)	Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of June 30, 2016 36.768 options (2015:165.844) were exercised, and 23.716 (2015: 20.613) were forfeited.

(b)	Restricted Share and Restricted Stock Unit Plan

As of June 30, 2016, the Group recognized compensation expense US$ 2, 5 million related to the restricted shares granted under the Restricted Share Plan (2015: US$ 2, 0 million).

During the six month period ended June 30 2016, 463.023 Restricted Share and Restricted Stock Units were granted, (2015:625.970), 453.001 vested, (2015: 432.631), and 17.505 were forfeited (2015: 16.099).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 28

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Trade and other payables

	June 30, 2016	December 31, 2015
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	1,042	1,563
Other payables	415	348
	1,457	1,911
Current
Trade payables	58,632	47,035
Advances from customers	3,219	2,838
Amounts due to related parties (Note 27)	12	465
Taxes payable	2,650	2,716
Other payables	1,330	677
	65,843	53,731
Total trade and other payables	67,300	55,642

(i)	These trades payable are mainly collateralized by property, plant and equipment.

17.	Borrowings

	June 30, 2016	December 31, 2015
	(unaudited)
Non-current
Bank borrowings	494,179	483,583
Obligations under finance leases	22	68
	494,201	483,651

Current
Bank overdrafts	5,860	9
Bank borrowings	290,912	239,468
Obligations under finance leases	84	211
	296,856	239,688
Total borrowings	791,057	723,339

(*) The Group was in compliance with the related covenants under the respective loan agreements.

As of June 30, 2016, total bank borrowings include collateralized liabilities of US$ 686,788 (December 31, 2015: US$ 669,109). These loans are mainly collateralized by property, plant and equipment sugarcane plantations, sugar export contracts and shares of certain subsidiaries of the Group.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 29

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Borrowings (continued)

The maturity of the Group's borrowings (excluding obligations under finance leases) and the Group's exposure to fixed and variable interest rates is as follows:

	June 30, 2016	December 31, 2015
	(unaudited)
Fixed rate:
Less than 1 year	150,835	89,918
Between 1 and 2 years	36,637	31,096
Between 2 and 3 years	31,758	30,197
Between 3 and 4 years	27,630	22,497
Between 4 and 5 years	21,532	18,779
More than 5 years	31,340	34,492
	299,732	226,979

Variable rate:
Less than 1 year	145,937	149,559
Between 1 and 2 years	235,058	109,488
Between 2 and 3 years	79,256	102,351
Between 3 and 4 years	15,176	79,341
Between 4 and 5 years	7,349	44,233
More than 5 years	8,443	11,109
	491,219	496,081
	790,951	723,060

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	June 30, 2016	December 31, 2015
	(unaudited)
Currency
US Dollar	560,982	526,710
Brazilian Reais	222,781	193,345
Argentine Peso	7,294	3,284
	791,057	723,339

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 30

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	June 30, 2016	June 30, 2015 (revised)
	(unaudited)
Current income tax	(2,551)	(2,081)
Deferred income tax	(2,065)	5,897
Income tax (expense) / benefit	(4,616)	3,816

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2015.

Argentine law includes a 10% withholding tax on dividend distributions made by Argentine companies to individuals and foreign beneficiaries. As of June 30, 2016, the Company did not record any liability on retain earnings at their Argentine subsidiaries due to its dividend policy which defines that the Company intends to retain any future earnings to finance operations and the expansion of their business and does not intend to distribute or pay any cash dividends on our common shares in the foreseeable future.

The gross movement on the deferred income tax account is as follows:

	June 30, 2016	June 30, 2015 (revised)
	(unaudited)
Beginning of period asset	53,108	2,438
Exchange differences	10,868	(4,922)
Tax charge relating to cash flow hedge (i)	(34,145)	15,297
Income tax expense (expense) / benefit	(2,065)	5,897
End of period asset	27,766	18,710

(i)	Relates to the gain or loss before income tax of cash flow hedge recognized in other comprehensive income net of the amount reclassified from equity to profit and loss amounting to US$ 23,594 loss for the six-month period ended June 30, 2016.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 31

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

18.	Taxation (continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	June 30, 2016	June 30, 2015 (revised)
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	2,362	4,465
Non-deductible items	(5,115)	(1,172)
Non-deductible items – Changes in estimates or previous year	(1,180)	-
Utilization of tax losses	-	277
Tax losses where no deferred tax asset was recognized	(100)	-
Others	(583)	246
Income tax (expense) / benefit	(4,616)	3,816

19.	Payroll and social security liabilities

	June 30, 2016	December 31, 2015
	(unaudited)
Non-current
Social security payable	1,069	1,236
	1,069	1,236
Current
Salaries payable	9,926	4,755
Social security payable	2,870	2,766
Provision for vacations	10,234	9,877
Provision for bonuses	2,997	4,755
	26,027	22,153
Total payroll and social security liabilities	27,096	23,389

20.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates, In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2015.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 32

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales

	June 30, 2016	June 30, 2015
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	69,414	72,941
Sugar	81,517	53,303
Rice	44,353	47,843
Energy	13,503	21,684
Powder milk	380	754
Operating leases	554	662
Services	390	910
Others	703	357
	210,814	198,454
Sales of agricultural produce and biological assets:
Soybean	39,358	38,533
Cattle for dairy production	1,305	1,624
Corn	15,816	14,044
Pop Corn	287	-
Rice	892	-
Cotton	1,118	925
Milk	10,183	14,541
Wheat	5,017	6,946
Sunflower	5,245	9,046
Barley	625	596
Sorghum	-	14
Seeds	15	48
Others	29	373
	79,890	86,690
Total sales	290,704	285,144

In June 2016, includes sales of soybean, corn, rice, sugar, ethanol, cotton, sunflower, powder milk and others produced by third parties for an amount of US$ 439; US$ 2,915; US$ 9,095; US$ 20,261, US$ 1, US$ 37, US$ 1,237 , US$ 324 and US$ 200 respectively.

In June 2015, includes sales of soybean, rice, powder milk and sugar produced by third parties for an amount of US$ 426; US$ 7,394; US$ 354 and US$ 8,974 respectively as for June 2015.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met; those contracts are not recorded as derivatives.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 33

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Sales (continued)

The notional amount of these contracts is US$ 137,9 million as of June 30, 2016 (June 30, 2015: US$ 113,2 million) comprised primarily of 275,431 tons of sugar (U$S 92), 7,335 m³ of ethanol (US$ 1,1 million), 327,593 mhw of energy (U$S 23,2 million) and 39,890 tons of soybean (U$S 9,2 million), 57,698 tons of corn (US$ 8,9 million), 16,096 tons of wheat (US$ 2,7 million), and 3,079 of others crops (US$ 0,8 million) which expire between March 2016 and July 2017.

22.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	June 30, 2016	June 30, 2015 (revised)
	(unaudited)
Cost of agricultural produce and biological assets sold	72,109	84,742
Raw materials and consumables used in manufacturing activities	91,834	79,847
Services	5,516	5,503
Salaries and social security expenses (Note 23)	29,360	29,611
Depreciation and amortization	41,905	43,527
Taxes (*)	1,772	1,617
Maintenance and repairs	5,363	5,855
Lease expense and similar arrangements(**)	871	835
Freights	15,494	17,128
Export taxes / selling taxes	9,516	15,204
Fuel and lubricants	4,689	3,852
Others	8,774	9,506
Total expenses by nature	287,203	297,227

(*) Excludes export taxes and selling taxes.

(**) Relates to various cancellable operating lease agreements for office and machinery equipment.

For the six-month period ended June 30, 2016, an amount of US$ 158,538 is included as “cost of manufactured products sold and services rendered” (June 30, 2015: US$ 156.020); an amount of US$ 79,890 is included as “cost of agricultural produce sold and direct agricultural selling expenses” (June 30, 2015: US$86,690); an amount of US$ 21,610 is included in “general and administrative expenses” (June 30, 2015: US$ 23,485); and an amount of US$ 27,165 is included in “selling expenses” as described above (June 30, 2015: US$ 31,032).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 34

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.	Salaries and social security expenses

	June 30, 2016	June 30, 2015
	(unaudited)
Wages and salaries	19,403	20,717
Social security costs	7,412	6,909
Equity-settled share-based compensation	2,545	1,985
	29,360	29,611
Number of employees	8,229	8,452

24.	Other operating (loss)/income, net

	June 30, 2016	June 30, 2015
	(unaudited)
(Loss)/Gain from commodity derivative financial instruments	(33,159)	14,735
(Loss)/Gain from onerous contracts – forwards	(1,156)	1
Gain from disposal of other property items	181	880
Gain from disposal of biological assets	20	-
Others	(47)	(9)
	(34,161)	15,607

25.	Financial results, net

	June 30, 2016	June 30, 2015
	(unaudited)
Finance income:
- Interest income	4,621	4,906
- Gain from interest rate/foreign exchange rate derivative financial instruments	-	570
- Other income	450	194
Finance income	5,071	5,670

Finance costs:
- Interest expense	(22,029)	(24,151)
- Cash flow hedge – transfer from equity	(23,594)	(7,754)
- Foreign exchange losses, net	(12,276)	(9,653)
- Taxes	(1,231)	(1,457)
-Loss from interest rate/foreign exchange rate derivative financial	(6,806)	-
- Other expenses	(1,982)	(1,589)
Finance costs	(67,918)	(44,604)
Total financial results, net	(62,847)	(38,934)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F - 35

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

26.	Disclosure of leases and similar arrangements

The Group as lessor - Operating leases

In September 2013, Marfrig Argentina S.A., (“Marfrig Argentina”), an argentine subsidiary of Marfrig Alimentos S.A. (“Marfrig Alimentos") a Brazilian Company, notified the Group of their intention to early terminate the lease agreement entered into with the Group on December 2009 for grazing land. The termination of the lease agreement was effective in the fourth quarter of 2013. The Group filed an arbitration proceeding against Marfrig Argentina and Marfrig Alimentos in 2014 claiming unpaid invoices and indemnification for early termination for
US$ 23,000,000.

27.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

			Income (loss) included in the statement of income		Balance receivable (payable)
Related party	Relationship	Description of transaction	June 30, 2016	June 30, 2015	June 30, 2016	December 31, 2015

			(unaudited)	(unaudited)	(unaudited)
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Receivables (Note 11)	-	-	1,114	783
		Cost of manufactured products sold and services rendered (ii)	-	(148)	-	-
		General and Administrative expenses
		Payables (Note 16)	-	-	(12)	(23)
CHS Agro	Joint venture	Services	45	14	-	-
		Sales of good	366	2,245	-	-
		Interest income	163	56		-
		Receivables (Note 11)	-	-	8,975	7,990
Directors and senior management	Employment	Compensation selected employees	(2,352)	(3,475)	(15,346)	(14,530)

(i) Shareholder of the Company.

(ii) Relates to agriculture partnership agreements (“parceria”)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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